Könyvvizsgálói jelentés

A Genetic Immunity Kft. licencének piaci értéken történő értékeléséről

Előzmények:

Nevezett kft. mint Megbízó (székhely: 1045 Budapest, Berlini u. 47-49. cégj. sz: 01-09-735538) a piaci áron történő értékelés véleményezését kérte a fenti eszköz (terápiás vakcina gyártásának licence) vonatkozásában. A piaci áron történő értékelés során a tervezett árbevételt (2011-2012 évek között 49.980 millió Ft) és 28%-os megtérülést feltételezve a diszkontált Cash-Flow módszer alapján a licenc 3.494.579 eFt-os értéken került meghatározásra.

Értékelés:

A rendelkezésemre bocsátott befektetési javaslat részletesen ismerteti a termék funkcionális alkalmazhatóságát, hatásmechanizmusát, várható piaci részesedését. A termék jelenleg a klinikai fejlesztés fázisában van. A beruházás üteme a tervek szerint 2011-től biztosítja a terápiás vakcina üzemszerű gyártását.
A fejlesztés eredményeként már rendelkezik a vállalkozás egy bejelentett szabadalommal az Európai Szabadalmi Hivatalban „Terápiás és genetikai immunizáció módszerei és összetevői" címen. Szabadalom száma: 0882134. Ezen túlmenően a DermaVir tapasz orvostechnikai eszközként regisztrálásra került az Egészségügyi Engedélyezési és Közigazgatási Hivatal Orvostechnikai Igazgatóságán 2008. október 29-én.

A diszkontált Cash-Flow módszer szerint számított licenc értéke a jelenlegi információk alapján megalapozott. Az üzleti terv megfelelően veszi figyelembe a piaci kockázatokat. A manegement team várható összetétele az információk szerint neves szakemberekből áll, ami jó alapot ad az üzleti tervek megvalósítására.

A Megbízó a kockázati tényezők elemzése során több kedvezőtlen esemény bekövetkezésével is számolt, melyekre megfelelő válaszlépéseket is meghatározott, így véleményem szerint az eredendő kockázat mértéke nem túl magas.

Az 545. témaszámú könyvvizsgálati standard útmutatásait követve a nevezett licenc piaci értékét a 3.500.000 eFt (mint felső határ) összegben javaslom meghatározni.

Budapest, 2009.február 26.

Varga Mihály
Könyvvizsgáló kamarai tag
Kam. tags.szám: 004211

DERMAVIR gyártási licensz értékelése

2008.12.31.

Eredmények:

1) 'Methods and Compositions for Therapeutic and Genetic Immunization' című szabadalom a GENETIC IMMUNITY Kft., mint tulajdonos nevére lett megadva az Európia Szabadalmi Hivatalban. (EPO)
Application No. / Patent No.: 97906764.2-1223 / 0882134

2) A DermaVir tapasz orvostechnikai eszközként engedélyezve lett. (CE marking)

2008 NOV 7
53/2008

EGÉSZSÉGÜGYI ENGEDÉLYEZÉSI ÉS KÖZIGAZGATÁSI HIVATAL

ORVOSTECHNIKAI IGAZGATÓSÁG

Authority for Medical Devices of the Office of Health Authorisation and Administrative Procedures

1051 Budapest, Zrínyi u. 3.
Telefon : 36-1-302-5060
Telefax : 36-1-269-1255
Levélcím : 1245 Budapest, Pf.987.
Internet:www.eekh.hu, E-mail: amd@eekh.hu

Tárgy : Igazolás
Előadó: Kojnok Istvánné

Nyilvántartási szám *(Reference Number)*: HU/CA01/7747/08

Genetic Immunity Kft.
1045 Budapest, Berlini u 47-49

Az orvostechnikai eszközökről szóló 16/2006. (III. 27.) EüM rendelet (a továbbiakban: R.) 10.§ (3) bekezdésben foglaltak alapján igazolom, hogy a R. 10. §-ában meghatározott bejelentést az alábbi orvostechnikai eszköz vonatkozásában megtette.

On the basis of Article 10 (3) of decree 16/2006. (III. 27.) EüM (further on Decree) on medical devices this is to certify that notification according to provisions in Article 10 of the Decree has been done for the undermentioned devices.

A regisztrációt az Ön azon nyilatkozata alapján végeztük, amely szerint az eszköz(ök) a R. hatálya alá tartozó orvostechnikai eszköz(ök), és az eszköz(ök) osztályba sorolása az alkalmazási cél és a működési mód figyelembe vételével a R. előírásai szerint történt. Az Orvostechnikai Igazgatóság a fenti nyilatkozatok alapján regisztrációs kérelmének eleget tett annak egyidejű hangsúlyozásával, hogy nem vizsgál minden egyes bejelentést, ezért a regisztráció nem jelenti, nem is jelentheti a bejelentésben foglaltak jóváhagyását. A jelen igazolás tehát nem tekinthető sem jóváhagyásnak, sem hozzájárulásnak.

Your registration has been recorded based on your declaration that you have determined that the device(s) fall within the definition of „medical device", and that you have classified it/them as falling within the Decree taking into account the intended purpose(s) and mode(s) of action. In accepting your registration, I should make clear that the Competent Authority does not examine each individual notification and therefore cannot and does not necessarily endorse these determinations. Neither does this letter represent any form of accreditation or approval by the Hungarian Competent Authority.

Az eszköz kategóriája az ISO 15225:2000 szerint *(Category of the device according to ISO 15225:2000)*: egyszer használatos eszközök *(single use devices)*

Az eszköz(ök) neve *(Name of the devices)*:

10030 DermaPrep tapasz *(Tape, adhesive)*

A gyártó neve *(Manufacturer)*: Genetic Immunity Kft.
A gyártó kódja *(Code of the manufacturer)*: HU/13441067-2-41

A R. összeegyeztethető szabályozást tartalmaz a Tanács orvostechnikai eszközökről szóló 93/42/EGK, irányelv és kiegészítésének, valamint az aktív beültethető orvostechnikai eszközökről szóló 90/385/EGK irányelv rendelkezéseivel.

The Decree contains regulations compatible with the Council Directive 93/42/EEC concerning medical devices and amendments of it as well as the Council Directive 90/385/EEC on active implantable medical devices.

Budapest, 2008 October 29.

/ Balázs György Ferenc /
főosztályvezető

HU/CA01/7747/08 2

Europäisches Patentamt
European Patent Office
Office européen des brevets

European Patent Office
Postbus 5818
2280 HV RIJSWIJK
NETHERLANDS
Tel. +31 (0)70 340-2040
Fax +31 (0)70 340-3016

RECEIVED
1 4 DEC 2008
GILL JENNINGS & EVERY LLP

For any questions about this communication:
Tel.:+31 (0)70 340 45 00

Jones, Helen M.M.
Gill Jennings & Every LLP
Broadgate House
7 Eldon Street
London EC2M 7LH
GRANDE BRETAGNE

Date	04.12.08

Reference	Application No./Patent No.
HMJ 03301 EP	97906764.2 - 1223 / 0882134
Applicant/Proprietor	
Genetic Immunity kft.	

Communication

concerning the registration of amendments relating to

- [x] a transfer (R. 22 and 85 EPC)
- [ ] entries pertaining to the applicant / the proprietor (R. 143(1)(f) EPC)

As requested, the entries pertaining to the applicant of the above-mentioned European patent application / to the proprietor of the above-mentioned European patent have been amended to the following:

AT BE CH DE DK ES FI FR GB GR IE IT LI LU MC NL PT SE
Genetic Immunity kft.
Berlini str. 47-49
Budapest 1045/HU

The registration of the changes has taken effect on 12.11.08.

In the case of a published application / a patent, the change will be recorded in the Register of European Patents and published in the European Patent Bulletin (Section I.12 / II.12).

Your attention is drawn to the fact that, in the case of the registration of a transfer, any automatic debit order only ceases to be effective from the date of its express revocation (cf. point 14(c) of the Arrangements for the automatic debiting procedure, Supplement to OJ EPO 10/2007).

Client Data Registration
Tel.: +49 (0)89 2399 2780

Europäisches Patentamt • European Patent Office • Office européen des brevets

EPO Form 2544 12.07 01.12.08

MG21202

Genetic Immunity (GIHU)

Értékelés DCF módszerrel
(ezer HUF)

	2008	2009	2010	2011	2012
FCFF	-624,125	-676,666	-1,347,926	6,839,028	17,657,133

	Maradványértékkel					Maradvényérték nélkül		
r	NPV = Cégérték finanszírozás után	Növekedési ráta	Maradvány-érték	Finanszírozás	Cégérték finanszírozás előtt	NPV = Cégérték finanszírozás után	Finanszírozás	Cégérték finanszírozás előtt
90%	1,317,775	0%	19,619,036	2,648,717	-1,330,942	525,438	2,648,717	-2,123,278
70%	2,963,343	0%	25,224,475	2,648,717	314,627	1,186,793	2,648,717	-1,461,924
50%	7,210,367	0%	35,314,265	2,648,717	4,561,651	2,559,929	2,648,717	-88,787
40%	11,988,729	0%	44,142,832	2,648,717	9,340,012	3,781,056	2,648,717	1,132,340
28%	24,496,517	0%	63,061,188	2,648,717	21,847,800	**6,143,296**	**2,648,717**	**3,494,579**
20%	44,104,115	0%	88,285,663	2,648,717	41,455,399	8,624,087	2,648,717	5,975,371

15,580.69

1.00
1.00

PWD: GIHU

No.	Részfeladatok	Leírás	Eredmény
1	**Menedzsment**		
1.1.	Menedzsment	Tervezés, szervezés, irányítás és vezetés	Vállalati célok megvalósítása
2	**GMP gyártási folyamat kifejlesztése**		
2.1.	GMP létesítmény kiépítése	Tervezés, kivitelezés és műszerbeszerzés	GMP létesítmény
2.2.	Gyártási folyamatok és minőségbiztosítási eljárások bevezetése és akkreditálása	Gyártási folyamatok SOP adoptálása, minőségbiztosítási (QC) SOP adoptálása. Munkatársak képzése. Eljárások javítása, optimalizálása. SOP QC, és QA eljárások akkreditálása. GMP minőségű DermaVir és DermaPrep kiszállítása, GMP minőségű DermaPrep kiszállítása.	Akkreditált GMP gyártási folyamat
3	**GMP gyártás**		
3.1.	DermaVir LC002	DermaVir LC002 gyártása	Megrendelések teljesítése

No.	Feladat
	1 Menedzsment
1.1.	Menedzsment
	2 GMP gyártási folyamat kifejlesztése
2.1.	GMP létesítmény kiépítése
2.2.	Gyártási folyamatok és minőségbiztosítási eljárások bevezetése és akkreditálása
	3 GMP gyártás
3.1.	DermaVir LC002


2008 2009 2010 2011 2011
x Akkreditált GMP

Data sources from Cowen May 2003 HIV report, UNAIDS.ORG, and other subject matter experts.

ezer HUF

US és EU	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Total EU HIV patients	760,000									
Kezeletlen EU HIV+	456,000	447,184	438,112	428,778	419,172	409,288	399,117	388,652	317,127	317,127
HAART kezelt E.U. HIV+	304,000	312,816	321,888	331,222	340,828	350,712	360,883	371,348	442873	442873
Total US HIV patients	1,200,000									
Kezeletlen US HIV+	902,000	893,358	884,465	875,315	865,899	856,210	846,240	835,981	756582	756582
HAART kezelt U.S. HIV+	298,000	306,642	315,535	324,685	334,101	343,790	353,760	364,019	443418	443418
DermaVir éves kezelés fogyasztói ár	**1,020**									
DermaVir éves kezelés eladási ár a forgalmazónak	**170**									
Piaci részesedés kezeletlen (no HAART)						5%	10%	20%	25%	30%
Piaci részesedés kezlet (HAART)						5%	10%	15%	20%	25%
HAART kezeletlen DERMAVIR patient						63,275	124,536	244,927	268,427	322,113
HAART kezelt DERMAVIR patient						34,725	71,464	147,073	221,573	265,887
Total DermaVir Patients				156	760	98,000	196,000	392,000	490,000	588,000

GI bevétele DermaVir gyártásból		2007	2008	2009	2010	2011	2012	2013	2014	2015
Egy kezeltre jutó éves adag				6	6	6	6	6	6	6
Éves adag szükséglet				936	4,560	588,000	1,176,000	2,352,000	2,940,000	3,528,000
GI Magyarország által gyártott adagmennyiség				936	4,560	588,000	1,176,000	1,600,000	1,600,000	1,600,000
Egy adag beszerzési ára ezer HUF		27.49	27.49	21.57	16.71	12.22	9.44	9.44	9.44	9.44
Minimun anyag beszerzés ezer HUF			56,875	56,875	56,875					
Összes beszerzési ár ezer HUF		0	56,875	77,066	133,076	7,183,570	11,103,929	15,107,386	15,107,386	15,107,386
Árbevétel (ezer Ft)	**0**	**0**	**0**	**0**	**0**	**16,660,000**	**33,320,000**	**66,640,000**	**83,300,000**	**99,960,000**

	Munkacsomag	Kiadások (ezerHUF)	2008	2009	2010	2011	2012
1	**Menedzsment**						
1.1.	Menedzsment						
		COO (Működési igazgató)	20,000	24,000	48,000	48,000	48,000
		CFO (Gazdasági igazgató)	12,000	14,400	28,800	28,800	28,800
		CEO (Ügyvezető igazgató)	40,000	48,000	96,000	96,000	96,000
		Menedzser asszisztens	12,000	14,400	28,800	28,800	28,800
		Szabadalmi ügyvivői szolgáltatás Danubia IP	4,000	4,800	4,800	4,800	4,800
		Számviteli szolgáltatás	15,000	18,000	36,000	36,000	36,000
		Ügyvédi szolgáltatás	15,000	15,000	15,000	15,000	15,000
		MD contract	11,050	13,260	13,260	13,260	13,260
		Oktatás, képzés, konferenciák	6,000	7,200	7,200	7,200	7,200
		Helyiség bérlet rezsivel	36,000	72,000	72,000	72,000	72,000
		Irodai ellátás és távközlési díjak	4,000	4,800	7,200	7,200	7,200
		Vállalati kommunikáció	5,000	6,000	6,000	6,000	6,000
		Szabadalmi díjak	5,000	6,000	6,000	6,000	6,000
		Biztosítási díjak	3,000	3,600	7,200	7,200	7,200
		IT szolgáltatási szerződés	19,200	23,040	23,040	23,040	23,040
2	**GMP gyártási folyamat kifejlesztése**						
2.1.	GMP létesítmény kiépítése						
		Technológiai berendezés és rendszerbe állítás	187,000	93,500	583,950	595,850	56,100
2.2.	Gyártási folyamatok és minőségbiztosítási eljárások bevezetése és akkreditálása	Kiadások a 3.1. pont alatt a 2008-2010 években					
		Hatósági eljárások és engedélyek díjai					
3	**GMP gyártás**						
3.1.	DermaVir LC002						
		Labor reagensek	5,000	6,000	6,000	18,000	18,000
		DermaVir nyersanyagai	56,875	77,066	133,076	7,183,570	11,103,929
		DermaPrep késztermék beszerzés					
		Analitikai vizsgálatok szerződés	20,000	24,000	24,000	72,000	72,000
		Tanácsadás és auditálás szerződés	20,000	40,000	40,000	40,000	40,000
		Szállítás/Fed Ex world-wide	5,000	10,000	10,000	100,000	100,000
		Hatósági ügyek vezető, QP	20,000	24,000	24,000	48,000	48,000
		CMC vezető 1,2	30,000	36,000	36,000	36,000	36,000
		GMP technikus 1	8,000	9,600	9,600	19,200	19,200
		GMP technikus 2	6,000	7,200	7,200	14,400	14,400
		GMP technikus 3	6,000	7,200	7,200	14,400	14,400
		QC laborvezető, 2,3,	36,000	43,200	43,200	43,200	43,200
		QC technikus 1, 2	12,000	14,400	14,400	14,400	14,400
		Hatósági eljárások és engedélyek díjai	5,000	10,000	10,000	10,000	10,000
		Licencdíj	0	0	0	166,600	333,200

Alapanyag	Szükséges mennyiség	Mérték-egység	Szállító	Mennyiség	Mérték-egység	Ár ezer HUF	Egységár ezer HUF	Minimum beszerzés
DNA	0.4	mg	Althea	1,000	mg	37,841.15	15.14	37,841.15
PEIm	0.48	mg	PolyPlus	5,000	mg	85,320.00	8.19	17,064.00
Dextrose	240	mg	DeltaSelect	100,000	mg	567.00	1.36	567.00
Prep	2	db	Tapemark	1,000	db	1,402.50	2.81	1,402.50

	2007	**2008**	**2009**	**2010**	**2011**	**2012**
DNA	15.14	15.14	10.60	7.42	3.71	1.48
PEIm	8.19	8.19	7.37	6.63	6.63	6.63
Dextrose	1.36	1.36	1.36	1.09	1.09	1.09
Prep	2.81	2.81	2.24	1.57	0.79	0.24
Cost/Dose	27.49	27.49	21.57	16.71	12.22	9.44
DNA		30.00%	30.00%	50.00%	60.00%	
PEIm		10.00%	10.00%			
Dextrose			20.00%			
Prep		20.00%	30.00%	50.00%	70.00%	

	Eredménykimutatás (ezer Ft)	2008. év	2009. év	2010. év	2011. év	2012. év
	Megnevezés	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
A.	b	x	x	x	x	x
I.	Értékesítés nettó árbevétele	0	0	0	16,660,000	33,320,000
II.	Aktivált saját teljesítmények értéke (±03+04)	0	0	0	0	0
III.	Egyéb bevételek					
	Ebből: visszaírt értékvesztés					
IV.	Anyagjellegű ráfordítások	222,125	321,166	397,576	7,598,070	11,518,429
V.	Személyi jellegű ráfordítások	202,000	242,400	343,200	391,200	391,200
VI.	Értékcsökkenési leírás	28,325	47,025	56,375	114,770	174,355
VII.	Egyéb ráfordítások	13,000	19,600	23,200	189,800	356,400
	Ebből: értékvesztés					
A.	**Üzemi (üzleti) tevékenység eredménye**	**-465,450**	**-630,191**	**-820,351**	**8,366,160**	**20,879,616**
VIII.	Pénzügyi műveletek bevételei (13+14+15+16+17)	0	0	0	0	0
IX.	Pénzügyi műveletek ráfordításai (18+19±20+21)	0	0	0	0	0
B.	**Pénzügyi műveletek eredménye**	**0**	**0**	**0**	**0**	**0**
C.	**Szokásos vállalkozási eredmény**	**-465,450**	**-630,191**	**-820,351**	**8,366,160**	**20,879,616**
X.	Rendkívüli bevételek					
XI.	Rendkívüli ráfordítások					
D.	**Rendkívüli eredmény**	**0**	**0**	**0**	**0**	**0**
E.	**Adózás előtti eredmény**	**-465,450**	**-630,191**	**-820,351**	**8,366,160**	**20,879,616**
XII.	Adófizetési kötelezettség	0	0	0	1,046,052	3,340,739
F.	**Adózott eredmény**	**-465,450**	**-630,191**	**-820,351**	**7,320,108**	**17,538,878**
G.	**Mérleg szerinti eredmény**	**-465,450**	**-630,191**	**-820,351**	**7,320,108**	**17,538,878**

	Mérleg - Eszközök	2008. év	2009. év	2010. év	2011. év	2012. év
	Megnevezés	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
a	b	x	x	x	x	x
01	**A. Befektetett eszközök**	3,956,604	4,003,079	4,530,654	5,011,734	4,893,479
02	I. Immateriális javak	3,580,404	3,575,729	3,571,054	3,566,379	3,561,704
03	Alapítás-átszervezés aktivált értéke					
04	Kísérleti fejlesztés aktivált értéke					
05	Vagyoni értékű jogok	1,750	1,500	1,250	1,000	750
06	Szellemi termékek	84,075	79,650	75,225	70,800	66,375
07	Üzleti vagy cégérték					
08	Immateriális javakra adott előlegek					
09	Immateriális javak értékhelyesbítése	3,494,579	3,494,579	3,494,579	3,494,579	3,494,579
10	II. Tárgyi eszközök	376,200	427,350	959,600	1,445,355	1,331,775
18	III. Befektetett pénzügyi eszközök	0	0	0	0	0
26	**B Forgóeszközök**	676,666	0	0	6,839,028	24,496,161
27	I. Készletek	0	0	0	0	0
34	II. Követelések	0	0	0	0	0
40	III. Értékpapírok	0	0	0	0	0
45	IV. Pénzeszközök	676,666	0	0	6,839,028	24,496,161
48	**C. Aktív időbeli elhatárolások**	0	0	0	0	0
52	**ESZKÖZÖK ÖSSZESEN**	4,633,270	4,003,079	4,530,654	11,850,762	29,389,640

	Mérleg - Források	2008. év	2009. év	2010. év	2011. év	2012. év
	Megnevezés	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
a	b	x	x	x	x	x
53	**D. Saját tőke**	4,562,576	3,932,385	4,459,960	11,780,068	29,318,946
54	I. Jegyzett tőke	1,445,791	1,445,791	2,793,717	2,793,717	2,793,717
	Ebből: visszavásárolt tulajdoni részesedés névértéken					
55	II. Jegyzett, de még be nem fizetett tőke (-)					
56	III. Tőketartalék					
57	IV. Eredménytartalék	87,656	-377,794	-1,007,985	-1,828,336	5,491,773
58	V. Lekötött tartalék					
59	VI. Értékelési tartalék	3,494,579	3,494,579	3,494,579	3,494,579	3,494,579
60	VII. Mérleg szerinti eredmény	-465,450	-630,191	-820,351	7,320,108	17,538,878
61	**E. Céltartalékok**	0	0	0	0	0
65	**F. Kötelezettségek**	70,694	70,694	70,694	70,694	70,694
66	I. Hátrasorolt kötelezettségek	0	0	0	0	0
70	II. Hosszú lejáratú kötelezettségek	70,694	70,694	70,694	70,694	70,694
79	III. Rövid lejáratú kötelezettségek	0	0	0	0	0
88	**G. Passzív időbeli elhatárolás**	0	0	0	0	0
92	**FORRÁSOK ÖSSZESEN**	4,633,270	4,003,079	4,530,654	11,850,762	29,389,640

	Cash-flow	2008. év	2009. év	2010. év	2011. év	2012. év
I.	**Szokásos tevékenységből származó pénzeszköz-változás**	-437,125	-583,166	-763,976	7,434,878	17,713,233
1.	Adózás előtti eredmény ±	-465,450	-630,191	-820,351	8,366,160	20,879,616
2.	Elszámolt amortizáció +	28,325	47,025	56,375	114,770	174,355
3.	Elszámolt értékvesztés és visszaírás ±					
4.	Céltartalék képzés és felhasználás különbözete ±					
5.	Befektetett eszközök értékesítésének eredménye ±					
6.	Szállítói kötelezettség változása ±					
7.	Egyéb rövid lejáratú kötelezettség változása ±					
8.	Passzív időbeli elhatárolások változása ±					
9.	Vevőkövetelés változása ±	0	0	0	0	0
10.	Forgóeszközök (vevőkövetelés és pénzeszköz nélkül) változása ±					
11.	Aktív időbeli elhatárolások változása ±					
12.	Fizetett, fizetendő adó (nyereség után) -	0	0	0	-1,046,052	-3,340,739
13.	Fizetett, fizetendő osztalék, részesedés -				0	0
II.	**Befektetési tevékenységből származó pénzeszköz-változás**	-187,000	-93,500	-583,950	-595,850	-56,100
14.	Befektetett eszközök beszerzése -	-187,000	-93,500	-583,950	-595,850	-56,100
15.	Befektetett eszközök eladása +					
16.	Kapott osztalék, részesedés +					
III.	**Pénzügyi műveletekből származó pénzeszköz-változás**	1,300,791	0	1,347,926	0	0
17.	Részvénykibocsátás, tőkebevonás bevétele +	1,300,791	0	1,347,926	0	0
18.	Kötvény, hitelviszonyt megtestesítő értékpapír kibocsátásának bevétele +					
19.	Hitel és kölcsön felvétele +	0	0	0	0	0
20.	Hosszú lejáratra nyújtott kölcsönök és elhelyezett bankbetétek törlesztése, megszüntetése, beváltása +					
21.	Véglegesen kapott pénzeszköz +					
22.	Részvénybevonás, tőkekivonás (tőkeleszállítás) -					
23.	Kötvény és hitelviszonyt megtestesítő értékpapír visszafizetése -					
24.	Hitel és kölcsön törlesztése, visszafizetése -	0	0	0	0	0
25.	Hosszú lejáratra nyújtott kölcsönök és elhelyezett bankbetétek -					
26.	Véglegesen átadott pénzeszköz -					
27.	Alapítókkal szembeni, illetve egyéb hosszú lejáratú kötelezettségek változása ±					
IV.	**Pénzeszközök változása**	**676,666**	**-676,666**	**0**	**6,839,028**	**17,657,133**